3/11/03

CM

SEC MAIL PROCESSING SECTION RECEIVED MAR - 3 2003 WASH. D.C. 181

SECURITIES AND EXCHANGE COMMISSION
03014049
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EverTrade Direct Brokerage, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1610 Des Peres Rd. Ste. 130
(No. and Street)

St. Louis, MO 63131
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Evens (314) 984-0892 x105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche LLP
(Name – *if individual, state last, first, middle name*)

One Independent Dr. Jacksonville, FL 32202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jennifer Evens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EverTrade Direct Brokerage, Inc., as of December 31st, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jennifer Evens
Signature

President
Title

Notary Public 2/28/03

CHERYL A. HARPER
St. Louis County
My Commission Expires
December 18, 2005

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EVERTRADE DIRECT BROKERAGE, INC.

Financial Statements and Schedule for the Year Ended December 31, 2002 and Independent Auditors' Report

EVERTRADE DIRECT BROKERAGE, INC.

TABLE OF CONTENTS

Deloitte & Touche LLP
Certified Public Accountants
Suite 2801
One Independent Drive
Jacksonville, Florida 32202-5034

Tel: (904) 665 1400
Fax: (904) 355 9104
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Evertrade Direct Brokerage, Inc.

We have audited the accompanying balance sheet of Evertrade Direct Brokerage, Inc. (the "Company") as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934: and the related statements of operations, shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Evertrade Direct Brokerage, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Evertrade Direct Brokerage, Inc. as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 28, 2003

Deloitte
Touche
Tohmatsu

EVERTRADE DIRECT BROKERAGE, INC.

BALANCE SHEET
DECEMBER 31, 2002

ASSETS

Cash	$ 177,372
Deposit with clearing organization	215,432
Premises and equipment, net of accumulated depreciation of $14,147	5,847
Deferred tax asset	79
Prepaid National Association of Securities Dealers, Inc. fees	19,745
TOTAL ASSETS	$ 418,475

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 464
Payable to clearing organization	4,469
Income taxes payable	1,864
Total Liabilities	6,797
SHAREHOLDER'S EQUITY:	
Common stock, $1 par value; 30,000 shares authorized, 1,000 shares issued and outstanding	1,000
Capital surplus	1,168,353
Accumulated deficit	(757,675)
Total shareholder's equity	411,678
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 418,475

See notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

INCOME:	
Commission and fee income	$ 339,121
Interest income	4,908
Total income	344,029
EXPENSES:	
Salaries and employee benefits	110,783
Trade clearing and execution fees	60,587
Data processing	66,670
Regulatory fees and licenses	35,037
Occupancy and equipment	37,689
Communication and supplies	23,015
Professional fees	17,223
Other expense	4,070
Total expenses	355,074
Loss before income taxes	(11,045)
Income taxes	(1,785)
NET LOSS	$ (12,830)

See notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

STATEMENT OF SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Capital Surplus	Accumulated Deficit	Total Shareholder's Equity
BALANCE, DECEMBER 31, 2001	$ 1,000	$ 1,168,353	$ (744,845)	$ 424,508
Net loss	-	-	(12,830)	(12,830)
BALANCE, DECEMBER 31, 2002	$ 1,000	$ 1,168,353	$ (757,675)	$ 411,678

See notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

OPERATING ACTIVITIES:	
Net loss	$ (12,830)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	4,671
Deferred income tax benefit	(79)
Change in operating assets and liabilities:	
Increase in deposits with clearing organizations	(2,927)
Decrease in prepaid expenses and other assets	22,643
Increase in accounts payable and accrued expenses and payable to clearing organization	1,583
Increase income taxes payable	1,864
Net cash provided by operating activities	14,925
INVESTING ACTIVITIES:	
Acquisition of premises and equipment	(4,797)
Net cash used in investing activities	(4,797)
NET INCREASE IN CASH	10,128
CASH, BEGINNING OF YEAR	167,244
CASH, END OF YEAR	$ 177,372

See notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation - Evertrade Direct Brokerage, Inc. ("Evertrade" or the "Company") was incorporated on November 19, 1998 and commenced its initial operations as of March 1, 1999. Evertrade is a wholly-owned subsidiary of CustomerOne Financial Network, Inc., St. Louis, Missouri ("CustomerOne"). On November 5, 2002, CustomerOne was acquired by First Alliance Bank, FSB, Jacksonville, Florida. CustomerOne is a wholly-owned subsidiary of First Alliance Bank. The fair value of Evertrade's net assets approximated the carrying value at the date of acquisition. Accordingly, these financial statements have been prepared on the historical cost basis

Evertrade is a member of the National Association of Securities Dealers, Inc. Evertrade is a registered broker/dealer and does not carry customer accounts or perform custodial functions relating to customer securities.

Securities Transactions - Securities transactions and all fee income are recorded as earned on a settlement date basis.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Premises and Equipment, Net - Premises and equipment consists of furniture and equipment and is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of three to five years.

Statement of Cash Flows - For the purposes of the Statement of Cash Flows, the Company has defined cash as due from banks and interest bearing bank deposits.

Income Taxes - The operations of Evertrade through November 4, 2002 are included in the consolidated Federal income tax return of CustomerOne. The operations of Evertrade from November 5, 2002 through December 31, 2002 are included in the consolidated Federal income tax return of Alliance Capital Partners, LP & Subsidiaries (Evertrade's ultimate parent). Alliance Capital Partners, LP has elected to be taxed as a corporation for federal income tax purposes.

In conjunction with the acquisition of CustomerOne, management has decided to elect to treat the acquisition of CustomerOne (and Evertrade, indirectly) by First Alliance Bank as a deemed asset acquisition under Section 338 of the Internal Revenue Code ("IRC"). Any gain recognized from the acquisition will be offset by the net operating loss carryforwards in existence on the date of the acquisition. Any remaining net operating loss carryforward from the pre-acquisition period ceases to exist.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

EVERTRADE DIRECT BROKERAGE, INC.

New Accounting Pronouncements - Financial Accounting Standards Board Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees*, Including Indirect Guarantees of Indebtedness of Others ("FIN 45") , requires the guarantor to recognize a liability for the fair value of the obligation at the inception of the guarantee. The adoption of FIN 45 will not have a material impact on the Company's financial position or results of operations.

2. RETIREMENT PLANS

Evertrade's employees participate in CustomerOne's 401K Retirement Savings Plan (the "Plan"). Employees of Evertrade are eligible to participate upon meeting certain service requirements. Under the Plan, employer-matching contributions are determined annually by CustomerOne's Board of Directors. Employee contributions are limited to 15% of the employee's annual compensation, not to exceed $10,500 for 2002. There were no employer contributions under the Plan for the year ended December 31, 2002.

3. RELATED PARTY TRANSACTIONS

Certain expenditures attributable to Evertrade's operations, including an allocation of occupancy expense totaling $14,142 for the year ending December 31, 2002, are initially paid by CustomerOne. Evertrade subsequently reimburses CustomerOne for these payments. There were no management fees allocated to Evertrade from CustomerOne or any of its affiliates during the years ending December 31, 2002

4. INCOME TAXES

The provision for income taxes for the year ended December 31, 2002 is comprised of the following:

Current:	
Federal	$ 1,566
State	298
	1,864
Deferred:	
Federal	(66)
State	(13)
	(79)
Provision for income taxes	$ 1,785

The primary reconciling differences between the income tax provision and the amount of income tax benefit that would be expected to result by applying the Federal statutory rate of 35% to the loss before income taxes for the year ending December 31, 2002 are as follows:

Expected Federal income tax benefit	$ (3,866)
State income tax benefit	(449)
Benefits related to the pre-acquisition period	6,100
	$ 1,785

As the loss carryforwards in existence prior to the acquisition were eliminated as a result of the Section 338 election, the provision for income taxes relates solely to the operations subsequent to the acquisition.

The deferred tax asset of $79 at December 31, 2002 is attributable to the difference between the book and tax bases of fixed assets.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon projections of future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not Evertrade will realize the benefits of these deductible differences. Accordingly, no valuation allowance has been established for the deferred tax asset.

5. NET CAPITAL REQUIREMENTS

Evertrade is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, Evertrade had net capital of $386,086, which was in excess of the required net capital of $250,000. Evertrade's ratio of aggregate indebtedness to net capital was .0176 to 1.

Evertrade is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) of the Rule. Evertrade's clearing firm is U.S. Clearing Corporation.

* * * * * *

EVERTRADE DIRECT BROKERAGE, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

Net capital:	
Total shareholder's equity	$ 411,678
Deductions -	
nonallowable assets	25,592
Net capital	$ 386,086
Aggregate indebtedness - items included in the statement of financial condition -	
accounts payable, accrued expenses and other liabilities	$ 6,797
Total aggregate indebtedness	$ 6,797
Computation of basic net capital requirement - minimum net capital required*	$ 250,000
Excess net capital	$ 136,086
Ratio - aggregate indebtedness to net capital*	1.76 %

* In accordance with Rule 15c3-1, the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1, and net capital cannot fall below 6-2/3% of aggregate indebtedness or $250,000, whichever is greater.

Note: The computation of net capital included on this schedule does not differ materially from Evertrade's computation of net capital included in Part IIA of Form X-17A-5 at December 31, 2002.